

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. Nitin Amersey
Chief Executive Officer
ABC Acquisition Corp 1505
300 Center Ave., Ste. 202
Bay City, MI 48708

>   **Re: ABC Acquisition Corp 1505**
>   **Form 10-12G/A**
>   **Filed November 17, 2010**
>   **File No. 000-54109**

Dear Mr. Amersey:

We have reviewed your November 17, 2010 amendment and response to our November 10, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Report of Independent Accounting Firm, page 2

1. Please provide an updated audit report as of September 30, 2010 and from the inception date to the period ended September 30, 2010. Refer to Rule 8-02 of Regulation S-X.

Balance Sheet at September 30, 2010

2. You indicate the common stock issued and outstanding date to be June 30, 2010. Please revise the common stock issued and outstanding date to reflect the appropriate period (i.e. September 30, 2010).

Statement of Changes in Stockholders' Deficit

3. Please provide the statement of changes in stockholders' deficit as required by Rule 8-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sasha Parikh at (202) 551- 3627 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: H. Grady Thrasher, IV, Esq. (Joyce, Thrasher, Kaiser & Liss, LLC)